Mail Stop 4561

November 13, 2009

Mr. Joseph R. Wright
Chief Executive Officer and Vice Chairman of the Board
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, NY 10022

>   Re: **Scientific Games Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and**
>   **June 30, 2009**
>   **Form 8-K filed May 8, 2009**
>   **File No. 000-13063**

Dear Mr. Wright:

　　　　We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.　　　In future filings, please consider including an "Overview" section to provide an executive level discussion that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Scientific Game's executives focus on in evaluating financial condition and operating performance. In your third quarter Form 10-Q, for example, we are unclear why you did not address the continued expansion of retailer networks, retailer cash flow and provincial sales targets as noted in your earnings call. Also, consider addressing the material operations, risks and challenges facing Scientific Games and how management is dealing with these issues. In this regard, we note that more than 50% of your income in 2008 was derived from operations outside the United States and that you are continuing to expand your international operations in Italy, United Kingdom and China. At the same time, however, Scientific Games is facing challenges with significant indebtedness, pricing pressure and increased competition, among other matters. With respect to performance improvements in 2008, we do note your discussion regarding profitability improvement and cost savings initiatives in your filings as well as your earnings calls. Refer to SEC Release No. 33-8350.

2. Further, please consider describing any known trends or uncertainties that have had, or that you expect will have, a material favorable or unfavorable impact on revenues or income from operations, such as foreign currency exchange rates. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 62

3. We note that your analysis of your exposure to foreign currency exchange rate risk reveals that a hypothetical 10% change in foreign exchange rates could be material to your future earnings. Please advise why you have not presented quantitative data about your exposure to foreign currency exchange rate risk using one of the three alternatives set forth in Item 305(a)(1) of Regulation S-K.

Item 8. Consolidated Financial Statements

Consolidated Statements of Operations, page 68

4. We note that in your Revenue Analysis discussion on page 48 you refer to the sale of instant lottery tickets to the China Sports Lottery in your discussion of service revenues, but there is no mention of instant lottery ticket sales in your discussion regarding sales revenues. Please describe for us the tangible products being sold for which you report sales revenues. For products sold that are combined with services, such as your instant ticket sales and related services, describe how you delineate between the product and the service components for presentation on your Statements of Operations. Refer to Rule 5-03(1) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

(g) Deferred Installation Costs, page 74

5.   We note your disclosure on page 75 that costs related to direct installation activities are deferred and amortized over the expected life of the contract. Please tell us how you define the expected life of the contract and whether you consider any optional extension or renewal periods. Additionally, clarify the period over which you are recognizing revenue related to these installation activities. In your correspondence to the staff dated October 27, 2005, in your response to comment 3 you indicated that revenues for these activities did not represent a separate earnings process and were deferred and amortized over the life of the contract. If you have changed how you define the life of the contract, please tell us when you made the change and explain to us the reasons for the change. Refer to Question 5 of SAB Topic 13A3.F.

(n) Revenue Recognition, page 77

6.   You disclose that revenue from the licensing of branded property with no service component is recognized when the contract is signed. We note that in your December 31, 2007 Form 10-K you disclose that you recognize such revenue when the licensed property branded game is shipped to the lottery. In your correspondence to the staff dated October 27, 2005, in your response to comment 3 you indicate that revenue for license only contracts is recognized when the licensed property branded game goes on sale by the lottery as this is the point when you are deemed to have provided the required service and have no further performance obligation. Please describe for us the reasons for the changes in policy, how you evaluated the revenue recognition criteria in SAB 104 with respect to your current policy, and whether you obtained a preferability letter from your accountants. Refer to paragraphs 12 and 13 of SFAS 154 and ASC 250-10-45-11 and 12.

7.   We note your disclosure on pages 48 and 51 that wide area gaming revenues sales were down in 2008 due in part to the roll-out of digital AWP terminals, which are being deployed under revenue participation agreements. We further note reference the company's fourth quarter and year-end 2008 earnings call that in the U.K. the company entered into a shared risk approach. Please describe for us the nature and terms of the revenue participation agreements, how this impacts your recognition of revenue, and why these agreements result in a decrease of revenues.

8.   We note a statement by management in the company's fourth quarter and year-
        end 2008 earnings call that sales will be slightly lower in the first quarter of 2009
        in China in part due to the burning of excess inventory of lower price point games
        that had accumulated in 2008. Please explain to us how the burning of excess
        inventory accumulated in 2008 negatively impacts sales in 2009. Clarify whether
        these instant lottery tickets were sold on a per unit price basis recognizing
        revenues upon customer acceptance or sold on a variable price basis recognizing
        revenues when the amount of retail sales is determined.

Part III. (Incorporated from Definitive Proxy Statement filed April 30, 2009)

Executive Compensation

Compensation Discussion and Analysis

Components of Compensation Program

Annual Incentive Compensation, page 16

9.   Your Compensation Committee chose to award special non-MICP bonuses to
        Messrs. Chambrello and Raphaelson for 2008 in recognition of their contributions
        to the success of your China operations during 2008. In your response, please
        describe for us the specific elements of individual contributions considered by
        your Compensation Committee in its determination to award these special
        bonuses and how the special bonuses were structured and implemented to reflect
        those individual contributions. See Item 402(b)(2)(vii) of Regulation S-K. See
        also comment 3 to our August 21, 2007 letter on your definitive proxy statement.
        You should also describe any specific items of corporate performance taken into
        account in the Compensation Committee's decision to award the special bonuses.
        In addition, please confirm that you will provide such information as it pertains to
        each element of executive compensation, when applicable, in future filings.

Long-Term Incentive Compensation, page 18

10.   Your Compensation Committee determined that one-half of the value of the
        annual equity opportunity for 2008 would be granted in stock options and one-
        half in restricted stock units. Please describe for us in your response the
        Compensation Committee's policies for this particular allocation of stock options
        and restricted stock unites. See Item 402(b)(2)(ii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Consolidated Financial Statements, Unaudited

Notes to Consolidated Financial Statements, Unaudited

Note 8. Goodwill and Intangible Assets, page 12

11.   On page 60 of your December 31, 2008 Form 10-K you disclose that you are in
        the process of evaluating the impact that SFAS 157 will have on your pension
        related financial liabilities and nonfinancial assets and liabilities not valued on a
        recurring basis. Please tell us you considered the disclosure requirements of
        paragraph 33 of SFAS 157 upon application of the standard to your nonfinancial
        assets and liabilities.

Form 8-K Filed May 8, 2009

Exhibit 99.1 - Press Release of Scientific Games Corporation, dated May 7, 2009

Printed Products Group, page 2

12.   We note the company's statement that excluding the impact of the revised terms
        of the Florida and Georgia contracts and sales to Italy, domestic "same-store"
        service sales increased approximately 1% in the first quarter of 2009. Please tell
        us how you considered disclosure of an unadjusted "same-store" growth metric to
        more clearly demonstrate the relative impact of the items for which you made
        adjustments in arriving at a growth rate.

13.   As a related matter, please tell us whether this is a performance metric that
        management considers in evaluating the company's results. We note that this
        metric is not provided in the company's July 30, 2009 and October 26, 2009
        earnings releases; however, same store sales growth information is presented in
        previous earnings releases, such as those filed during 2008.

Non-GAAP Disclosure, page 6

14.   We note that you present EBITDA, adjusted EBITDA and non-GAAP adjusted
        net income non-GAAP financial measures. Please explain to us and revise your
        disclosure in future filings to explain how management differentiates between the
        usefulness of adjusted EBITDA and non-GAAP adjusted net income. To the
        extent that certain measures are used in determining compensation or debt
        covenant compliance, describe any differences in how the non-GAAP measure is
        calculated for those purposes compared to how the measure is determined for
        your earnings releases.

15.   You disclose that management believes that because the company has historically provided such adjusted non-GAAP financial measures in its earnings releases, continuing to do so provides consistency in financial reporting and continuity to investors for comparability purposes. In light of the at times quarter-to-quarter changes in the various adjustments used in arriving at adjusted EBITDA and non-GAAP adjusted net income, please explain to us and revise your disclosure in future filings to clarify how you provide investors with continuity and comparability. Footnote 23 in SEC Release No. 33-8176 indicates that a change in the method of calculating or presenting a non-GAAP financial measure from one period to another, without a complete description of the change in that methodology, may not comply with the requirements of Regulation G.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Overview

Expense Analysis, page 29

16.   In your disclosure regarding equity in earnings of joint ventures you disclose that the company's share of Consorzio Lotterie Nazionali ("CLN")'s income decreased primarily due to the negative impact of foreign exchange rates and lower retail sales. In your revenue analysis on page 29 you disclose that there was a $4.6 million increase in the sale of instant lottery tickets in Italy during the quarter. We also note similar disclosure in your September 30, 2009 Form 10-Q. Please explain to us the reasons for the directional inconsistency between retail sales and your sales to the joint venture.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Patrick Gilmore
Accounting Branch Chief